

July 26, 2010

Greg L. Popp
President
LZG International, Inc.
455 East 400 South, #5
Salt Lake City, Utah 84111

> **Re:** **LZG International, Inc.**
> **Form 10**
> **File No. 000-53994**

Dear Mr. Popp:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Cindy Shy
        Via Fascimile: (435) 673-2127